August 31, 2006

David C. McCourt
President, Chief Executive Officer and Chairman
Granahan McCourt Acquisition Corporation
179 Stony Brook Road
Hopewell, NJ 08525

Re: Granahan McCourt Acquisition Corporation
Amendment No. 1 to Form S-1
Filed August 24, 2006
File No. 333-136048

Dear Mr. McCourt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1.   We are still considering your response to comment 3 and may have additional comments.

2.   We note your response to comment 29 and the additional disclosure. We also note your risk factor disclosure that as this is a blind pool offering, you are wholly dependent on the efforts of your management, including your CEO. Please include risk factor disclosure regarding the RCN bankruptcy while Mr. McCourt was CEO and chairman.

Summary, page 1

3.   We note your response to comment 12. Please revise your disclosure to clarify the relevance of the $14.3 billion sale to Worldcom. For example, please disclose that Mr. McCourt's company only represented about 17.5% of MFS Communications at the time of the merger in 1989, that Mr. McCourt appears to have sold his interest in the subsidiary in 1993 to Metropolitan Fiber Systems, the consideration received in such sale and that the WorldCom acquisition did not occur until almost 10 years after the original merger.

Summary Financial Data, page 19

4.   Please explain to us why the deferred underwriting fees of $2.5 million were excluded in determining the as adjusted amounts as of June 20, 2006.

Capitalization, page 50

5.   We have read and considered your response to comment 28. We note that you have concluded that the warrants and the unit purchase option should be accounted for as equity based on terms within your agreements that contain specific language providing that under no circumstances will the holder of a warrant or purchase option be entitled to net cash settlement. We may have further comment regarding your accounting treatment upon review of these agreements when filed. In addition, you should provide clarifying disclosure in your financial statements and elsewhere throughout your document discussing the terms of your warrants and purchase option to support your presentation of these amounts within equity.

6.   Consider including a footnote to clarify why total debt is expected to be zero after the offering.

Financial Statements

Note 3 – Proposed Public Offering

7.   We note your added disclosure in response to comment 45 and your volatility assumption of 28.67%. While we understand that management's estimate was based on public entities in the telecommunications and media industries, there is no indication of their consideration of other comparable characteristics such as size, stage of life, etc. Please advise us accordingly.

Part II. Undertakings

8.   We note your response to comment 47. Please advise us what information specifically referenced in Rule 430A will be included in the registration statement via a post-effective prospectus supplement as provided in Rule 430A. In addition, since the offering of the shares underlying the warrants appears to be done in reliance on Rule 415, please reinsert the Item 512(a)(5) undertaking as it would be applicable in the event a prospectus supplement was filed to update to prospectus.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Yolanda Crittenden, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

                                        Sincerely,

                                        Michael McTiernan
                                        Special Counsel

cc: Ann F. Chamberlain, Esq. (*via facsimile*)